

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Raymond Silcock
Chief Financial Officer
Neptune Wellness Solutions Inc.
545 Promenade du Centropolis Suite 100
Laval, Quebec, Canada H7T 0A3

  Re: Neptune Wellness Solutions Inc.
    Registration Statement on Form S-1
    Filed July 31, 2023
    File No. 333-273545

Dear Raymond Silcock:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Doris Stacey Gama at 202-551-3188 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Shona C. Smith, Esq.